February 13, 2017

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed February 13, 2017
File No. 333-215267

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

Capitalization, page 26

Comment 1: Please revise to disclose the number of issued and outstanding common and Series B preferred shares on an “as adjusted” basis as of September 30, 2016. Also, please provide footnote disclosure explaining how you determined the “as adjusted” amounts of common stock and additional paid-in capital.

Answer to Comment 1: The Company acknowledges the Staff’s comment, and the capitalization section on page 26 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Highlights, page 28

Comment 2: The amount of your operating expenses on a pro forma basis for the nine month period ended September 30, 2016, as discussed in the third bullet point on page 29 of $3,667,988, does not agree to your pro forma operating expenses for this period reflected in your pro forma statement of operations on page 11 of $8,005,060. Please reconcile and revise these amounts for consistency.

Answer to Comment 2: The Company acknowledges the Staff’s comment, and the Company has revised the registration statement on page 28 in response to the Staff’s comment.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC